UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

2011 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements or Consolidated Financial Statements, as of 12/31/2010 (BRGAAP)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	02/03/2011
Banco Santander Individual Publication	02/04/2011

Annual and Consolidated Financial Statements, as of 12/31/2010 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/31/2011

Standardized Financial Statements (DFP), as of 12/31/2010 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	02/03/2011

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2010 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	03/22/2010	400,000,000	Gross R$ 0.957706816	Gross R$ 1.053477498	Gross R$ 105.347749780	08/25/2010
Interest on Equity	06/30/2010	400,000,000	Gross R$ 0.957706816	Gross R$ 1.053477498	Gross R$ 105.347749780	08/25/2010
Interim Dividends	06/30/2010	500,000,000	R$ 1.197133520	R$ 1.316846872	R$ 131.684687200	08/25/2010
Interest on Equity	09/22/2010	530,000,000	Gross R$ 1.26896153	Gross R$ 1.39585768	Gross R$ 139.58576815	02/25/2011
Interest on Equity	12/22/2010	430,000,000	Gross R$ 1.02953483	Gross R$ 1.13248831	Gross R$ 113.24883115	02/25/2011
Interim Dividends	12/22/2010	1,280,000,000	R$ 3.06466181	R$ 3.37112799	R$ 337.11279905	02/25/2011

Reference Form as of 12/31/2011

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2011

Annual Information – 20F, as of 12/31/2010

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	06/30/2011

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
- Referring to 1st quarter	04/28/2011
- Referring to 2nd quarter	07/27/2011
- Referring to 3rd quarter	10/27/2011

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/28/2011
- Referring to 2nd quarter	07/27/2011
- Referring to 3rd quarter	10/27/2011

Extraordinary General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – December 28, 29 and 30, 2010 Valor Econômico - December 28, 29 and 30, 2010
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	12/27/2010
Extraordinary General Shareholders’ Meeting	01/28/2011
Submission of the Minutes of the Extraordinary General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	01/28/2011

Annual Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 26, 29 and 30, 2011 Valor Econômico - March 28, 29 and 30, 2011
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal, when available	03/25/2011
Annual Shareholders’ Meeting	04/27/2011
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/27/2011

Board of Directors’ Meeting

EVENT	DATE
Board of Directors’ Meeting: (a) To approve the Annual Financial Statement, as of 12/31/2010	02/02/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/02/2011
EVENT	DATE
Board of Directors’ Meeting	03/01/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/01/2011
EVENT	DATE
Board of Directors’ Meeting	03/24/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/24/2011
EVENT	DATE
Board of Directors’ Meeting	04/26/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/26/2011
EVENT	DATE
Board of Directors’ Meeting	05/31/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	05/31/2011
EVENT	DATE
Board of Directors’ Meeting	06/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/21/2011
EVENT	DATE
Board of Directors’ Meeting	07/26/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/26/2011
EVENT	DATE
Board of Directors’ Meeting	09/22/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/22/2011
EVENT	DATE
Board of Directors’ Meeting	10/26/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/26/2011
EVENT	DATE
Board of Directors’ Meeting	11/23/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	11/23/2011
EVENT	DATE
Board of Directors’ Meeting	12/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/21/2011

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2010	From 01/19/2011 to 02/02/2011
- Referring to 1st quarter of 2011	From 04/11/2011 to 04/27/2011
- Referring to 2nd quarter of 2011	From 07/11/2011 to 07/26/2011
- Referring to 3rd quarter of 2011	From 10/11/2011 to 10/26/2011

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2010	02/03/2011
- Referring to 1st quarter of 2011	04/28/2011
- Referring to 2nd quarter of 2011	07/27/2011
- Referring to 3rd quarter of 2011	10/27/2011

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2010	02/03/2011
- Referring to 1st quarter of 2011	04/28/2011
- Referring to 2nd quarter of 2011	07/27/2011
- Referring to 3rd quarter of 2011	10/27/2011

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/22/2011 – São Paulo - SP (Brazil) Torre Santander Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A Time: 9:00 a.m. (Brasilia’s Time)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 02, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer